EXHIBIT 2.4

December 15, 2023

Renovo Resource Solutions, Inc.

800 Morgan Johnson Road

Bradenton, Florida 34208

Re:	Outside Termination Date Extension &
Post-Closing Directors

Ladies and Gentlemen:

This letter agreement is entered into in connection with that certain Agreement and Plan of Merger, dated as of October 28, 2022 (the “Original Merger Agreement”), as amended by that certain First Amendment to the Merger Agreement, dated as of March 31, 2023 (the “First Amendment”) and that certain Second Amendment to the Merger Agreement, dated as of August 18, 2023 (the “Second Amendment” and collectively, with the First Amendment and the Original Merger Agreement, the “Merger Agreement”), by and between Kingfish Holding Corporation (“Kingfish”) and Renovo Resource Solutions, Inc. (“Renovo” and together with Kingfish the “Parties”) pursuant to which Renovo will merge with an into Kingfish (the “Merger”) with Kingfish being the legal successor. Capitalized terms used in this letter agreement (the “Agreement”) but not defined herein have the meanings given to such terms in the Merger Agreement.

1. Outside Termination Date. The Parties hereby agree that the Outside Termination Date (as defined in Section 10.01(d) of the Original Merger Agreement and as extended by the First Amendment and the Second Amendment) shall be extended such that neither of the Parties may exercise their termination rights under Section 10.01(d) of the Original Merger Agreement until after March 31, 2024.

2. Post-Closing Directors. The Parties hereby further agree that notwithstanding anything to the contrary in the Merger Agreement, following the Closing, the Purchaser Board shall be expanded to six directors, which seats shall initially be filled by the currently serving Kingfish directors as well as Randall A. Moritz, Keri A. Moritz, and Lori M. Toomey.

3. Limited Effect. All provisions of the Merger Agreement that have not been modified by this Agreement shall remain in full force and effect. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Merger Agreement and this Agreement, the provisions of this Agreement shall control and be binding.

4. Miscellaneous. This Agreement is solely for the benefit of the parties hereto, and will not be assignable by any party without the prior written consent of the other party; provided, that this Agreement will be binding upon, and inure to the benefit of, the respective successors and assigns, as permitted by the terms hereof, of the parties hereto. This Agreement may be amended and the observance of any provision may be waived only with the mutual written consent of each of the parties hereto. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision.

5. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via e-mail with scan attachment or other transmission method, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[SIGNATURE PAGE FOLLOWS]

If you are in agreement with the foregoing, please execute this letter as indicated below and return a signed copy to me.

Yours very truly,

KINGFISH HOLDING CORPORATION

By:	/s/ Ted Sparling
Name:	Ted Sparling
Title:	President and Chief Executive Officer

ACKNOWLEDGED, CONSENTED AND AGREED

RENOVO RESOURCE SOLUTIONS INC.

By:	/s/ Randall A. Moritz
Name:	Randall A. Moritz
Title:	President

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